U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549
                            FORM 12b-25
                     NOTIFICATION OF LATE FILING

                           (Check One):

       [X]  Form 10-K [ ] Form 20-F [ ] Form 11-K
       [ ]  Form 10-Q [ ] Form N-SAR
       For Period Ended:  December 31, 1994
       [ ]  Transition Report on Form 10-K
       [ ]  Transition Report on Form 20-F
       [ ]  Transition Report on Form 11-K
       [ ]  Transition Report on Form 10-Q
       [ ]  Transition Report on Form N-SAR
       For Period Ended:  December 31, 1994


       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I--Registration Information


       Full Name of Registrant:  Gibson Greetings, Inc.
       Former Name if Applicable:
        2100 Section Road
       Address of Principal Executive Office (Street and Number)
        Cincinnati, Ohio  45237
       City, State and Zip Code



Part II--Rules 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[x]    (a) The reasons described in reasonable
detail in Part III of this form could not be eliminated
without unreasonable effort or expense;
[x]    (b) The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]    (c) The accountant's statement or other exhibit required
by Rule 12b-25(c) has been attached if applicable.


Part III--Narrative


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach
Extra Sheets if Needed)

The Registrant has had discussions with the Securities and Exchange Commission ("SEC") regarding the accounting for certain of the Registrant's derivative transactions with Bankers Trust ("BT"). The SEC has previously alleged that BT, in communications with the Registrant in 1994 and prior periods, materially understated the Registrant's losses related to certain derivative transactions with BT. The Registrant has determined that it will restate the effects of such derivative transactions in its previously issued financial statements for the year ended December 31, 1993 and for the quarters in the fiscal years ended December 31, 1993 and 1994. All of the derivative transactions that result in the restatement were terminated prior to December 31, 1994, and accordingly have no effect on the Registrant's December 31, 1994 balance sheet, stockholders' equity or retained earnings. The Registrant is currently in the process of adjusting its consolidated financial statements for the years ended December 31, 1994 and 1993 to reflect the effects of the restatement and will file such financial statements as soon as they are available.


Part IV--Other Information


       (1) Name and telephone number of person to contact in regard to this notification.

        William L. Flaherty        (513) 841-6675
              (Name)               (Area Code) (Telephone Number)

       (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                               [x] Yes [ ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                               [x] Yes [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A, attached.

                      Gibson Greetings, Inc.
           (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 31, 1995     By:  /s/ William L. Flaherty
                               Vice President - Finance and Chief
                               Financial Officer


                                                        Exhibit A


Revenues for the year ended December 31, 1994 were $548.8 million, compared with $546.9 million reported in 1993, reflecting the contribution of The Paper Factory of Wisconsin, Inc. for the full year largely offset by decreases in greeting cards and gift wrap reflecting higher sales allowances. The Registrant's pretax operating loss before financing and derivative transaction expenses was $37.4 million, compared with pretax operating income before financing and derivative transaction expenses of $42.0 million in 1993. For the full year, the net loss was $28.6 million or $1.77 per share, compared with net income of $15.3 million or $.95 per share in 1993, as restated.

More than half of the 1994 loss resulted from losses at the Registrant's Cleo, Inc. gift wrap subsidiary, which incurred significant charges for inventory adjustments and sales returns and allowances, and continued to be adversely impacted by highly competitive pricing conditions and high product and distribution costs. The net loss for 1994 also reflected a pretax charge of $16.0 million from write-offs associated with the Chapter 11 bankruptcy filing of F&M Distributors, Inc., a major customer, and a $1.7 million pretax charge for severance costs associated with efforts to improve profitability of corporate headquarters and the Greeting Card Division. Results for 1994 also included a gain, net of taxes, of $1.6 million, associated with derivative transactions with BT which were settled in November 1994.